DMR FOOD CORPORATION
(o/a Sweet Selections)

Financial Statements
September 30, 2006

DMR FOOD CORPORATION
(o/a Sweet Selections)

For the year ended September 30, 2006

Auditors’ Report

To the shareholders of DMR Food Corporation (o/a Sweet Selections)

We have audited the balance sheet of DMR Food Corporation (o/a Sweet Selections) as at September 30, 2006 and the statements of income, retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as explained in the following paragraph, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We were not appointed auditors until after September 30, 2006 and thus did not observe the taking of physical inventories at neither the beginning of the year nor the end of the year and were not able to satisfy ourselves concerning inventory quantities by alternative means. Since opening and ending inventories enter into the determination of the results of operations, cash flows, and valuation of assets, we were unable to determine whether adjustments to cost of sales, income taxes, net income for the year, inventory, opening retained earnings and cash provided from operations might be necessary.

In our opinion, except for the effect of adjustments, if any, which we might have determined to be necessary had we been able to examine opening and ending inventory quantities, as described in the preceding paragraph, the statements of income, retained earnings and cash flows present fairly, in all material respects, the results of operations and cash flows of the company for the year ended September 30, 2006 in accordance with Canadian generally accepted accounting principles. Further, in our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Company as at September 30, 2006 in accordance with Canadian generally accepted accounting principles.

/s/ Fruitman Kates LLP
Toronto, Ontario	Chartered Accountants
April 19, 2007	Licensed Public Accountants

DMR FOOD CORPORATION
(o/a Sweet Selections)

Balance Sheet
As at September 30, 2006

Assets	2006	2005
		(unaudited)
Current
Cash	$-	$40,991
Accounts receivable	431,273	335,043
Inventories (note 2)	525,793	539,909
Prepaid expenses and sundry assets	47,068	58,343
Advances to related corporation (note 3)	40,744	8,900
	1,044,878	983,186

Property and equipment (note 4)	121,946	102,649

	$1,166,824	$1,085,835

Liabilities and Shareholders’ Equity

Liabilities

Current
Bank indebtedness (note 5)	$197,795	$-
Accounts payable and accrued liabilities	621,203	799,065
Current portion of long-term debt	32,317	14,398
Income taxes payable	25,487	24,950
Advances from shareholder	167	167
	876,969	838,580

Long-term
Obligations under capital lease (note 6)	24,367	-
Advances from related corporation (note 7)	13,816	54,219
	38,183	54,219

	915,152	892,799

Shareholders’ equity
Share capital (note 8)	160	160
Retained earnings	251,512	192,876
	251,672	193,036

	$1,166,824	$1,085,835

Approved on behalf of the Board:

___________________________Director

See accompanying notes to the financial statements

DMR FOOD CORPORATION
(o/a Sweet Selections)

Statement of Income and Retained Earnings
For the year ended September 30, 2006

	2006	2005
		(unaudited)

Revenue
Sales	$3,828,204	$3,585,305

Cost of sales
Inventories, beginning of year	539,909	556,307
Packaging materials	272,753	298,306
Purchases	2,228,277	2,089,570
Direct labour	443,332	350,568
	3,484,271	3,294,751
Inventories, end of year	(525,793)	(539,909)
	2,958,478	2,754,842

Gross profit	869,726	830,463

Expenses
Delivery	163,198	154,239
Salaries and benefits	104,697	95,466
Occupancy costs	103,721	68,999
Advertising and promotion	98,361	159,388
Sales salaries and commissions	83,460	62,910
Travel	82,363	64,534
Office and general	38,522	25,070
Amortization	34,278	19,350
Insurance	28,749	21,370
Bad debts	25,352	8,800
Interest and bank charges	16,855	6,418
Professional fees	13,232	12,296
	792,788	709,188

Income before income taxes	76,938	121,275

Income taxes (note 10)	18,302	24,900

Net income	58,636	96,375

Retained earnings, beginning of year	192,876	116,461

Excess of redemption proceeds over paid-up capital	-	(19,960)

Retained earnings, end of year	$251,512	$192,876

See accompanying notes to the financial statements

DMR FOOD CORPORATION
(o/a Sweet Selections)

Statement of Cash Flows
For the year ended September 30, 2006

Cash flows from (used in):	2006	2005
		(unaudited)
Operating activities
Net income	$58,636	$96,375
Adjustment for:
- amortization	34,278	19,350
	92,914	115,725
Changes in non-cash working capital
- accounts receivable	(96,230)	45,989
- inventories	14,116	16,398
- prepaid expenses and sundry assets	11,275	(15,139)
- accounts payable and accrued liabilities	(177,862)	(36,119)
- income taxes payable	537	(11,661)
	(248,164)	(532)

	(155,250)	106,293

Investing activities
Property and equipment	(53,575)	(53,746)

Financing activities
Obligations under capital lease	29,898	-
Bank indebtedness	197,795	-
Advances to related corporation	(31,844)	(8,900)
Advances from related corporation	(28,015)	(5,431)
Advances from shareholders	-	11,568
Redemption of shares	-	(20,000)
	167,834	(22,763)

Change in cash	(40,991)	38,684

Cash, beginning of year	40,911	2,307

Cash, end of year	$-	$40,991

Other cash flows information
Interest paid	$16,855	$6,000
Taxes paid	17,765	36,561

See accompanying notes to the financial statements

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the year ended September 30, 2006

General

The Company was incorporated under the Ontario Business Corporations Act and its major business activity includes packaging and distribution of snack food products.

1.	Significant Accounting Policies

	a)	Revenue recognition

The Company recognizes its revenue at the time when goods are shipped and invoiced to customers and when all significant obligations have been satisfied and collectibility is reasonably assured.

	b)	Inventories

Inventories are valued at the lower of cost and net realizable value on a first-in, first-out basis.

	c)	Property and equipment

Property and equipment is recorded at cost and amortized annually over their estimated useful lives at the following rates:

Packaging equipment under capital lease	- straight line over the term of the lease
Display units	- 10 years straight line
Packaging equipment	- 10 years straight line
Office equipment	- 10 years straight line
Computer equipment	- 4 years straight line
Vehicle	- 30% declining balance
Leasehold improvements	- straight line over the term of the lease

If it is determined that the carrying amount of a property or equipment exceeds its net recoverable amount, which represents the undiscounted estimated future net cash flow expected to be received from the ongoing use and residual worth of the property, it is reduced to its estimated fair value.

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the year ended September 30, 2006

1.	Significant Accounting Policies (continued)

	d)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined according to differences between the carrying amounts and tax bases of the assets and liabilities. The change in the net future tax asset or liability is included in income. Future tax assets and liabilities are measured using tax rates and laws expected to apply in the years in which assets and liabilities are expected to be recovered or settled. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.

	e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ.

	f)	Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations recorded under capital leases are reduced by lease payments net of imputed interest.

	g)	Foreign currency translation

Monetary assets and liabilities have been converted to Canadian funds at the rate of exchange applicable at the balance sheet date and non-monetary assets have been converted at historic rates. Revenue and expenses in foreign currencies have been converted at the rates prevailing at the time they were incurred.

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the year ended September 30, 2006

2.	Inventories

	2006	2005
		(unaudited)

Raw materials	$317,359	$417,210
Finished goods	208,434	122,699
	$525,793	$539,909

3.	Advances to Related Corporation

The advances are receivable from a corporation controlled by one of the shareholders and are non-interest bearing, secured, and due on demand.

4.	Property and Equipment

				2005
		Accumulated	2006 Net	(unaudited)
	Cost	amortization	book value	Net book value

Packaging equipment under capital lease	$33,812	$4,611	$29,201	$-
Display units	97,647	83,742	13,905	20,919
Packaging equipment	79,927	36,522	43,405	40,611
Office equipment	26,469	5,892	20,577	22,385
Computer equipment	25,513	19,157	6,356	6,397
Vehicle	24,339	18,506	5,833	8,333
Leasehold improvements	5,869	3,200	2,669	4,004
	$293,576	$171,630	$121,946	$102,649

5.	Bank Indebtedness

The Company has a demand operating loan facility of $250,000, bearing interest at the Royal Bank prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of the Company as well as guarantee and postponement of claims in the amount of $250,000 by each of the shareholders of the Company.

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the year ended September 30, 2006

6.	Obligations under Capital Lease

Packaging equipment lease contract, totaling $40,513, repayable in monthly instalments
of $614, including imputed interest at 6.70% per annum and maturing in July 2011.	$34,988

Less: deferred financing charges	5,090
29,898
Less: current portion	5,531
$24,367

Future minimum lease payments are approximately as follows:

2007	$7,400
2008	7,400
2009	7,400
2010	7,400
2011	5,400

7.	Advances from Related Corporation

The advances are payable to a corporation significantly influenced by one of the shareholders, bear interest at 4.25% per annum and
are repayable in monthly blended payments of $2,341.	$40,602

Less: current portion	26,786
$13,816

8.	Share Capital

	2006	2005
		(unaudited)
Authorized:
Unlimited number of Common shares
Issued:
300 Common shares	$160	$160

9.	Economic Dependence

Approximately 75% of the Company’s sales were to three customers.

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the year ended September 30, 2006

10.	Income Tax Information

A reconciliation of the effective income tax expense to the income tax expense at statutory rate is as follows:

	2006	2005
		(unaudited)

The Company’s combined federal and provincial statutory
income tax rate	18.62%	18.62%

Income before income taxes	$76,928	$121,275

Income taxes at the statutory income tax rate	14,326	22,581

Increase (decrease) in income taxes resulting from:
Difference between book amortization and income tax
amortization	1,856	-
Permanent differences	2,783	2,234
Other	(663)	85
	$18,302	$24,900

11.	Commitments and Contingencies

In addition to the commitments on the capital lease (note 6), the Company is committed to various operating leases for premises, vehicles and equipment used in its operations. The approximate future minimum annual lease payments are as follows:

2007	$ 142,000
2008	140,000
2009	70,000
2010	60,000
2011	68,000

The Company has guaranteed residual values totaling approximately $62,000 on certain leases.

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the year ended September 30, 2006

12.	Financial Instruments

Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The carrying amounts for accounts receivable, advances to related corporation, bank indebtedness, accounts payable and accrued liabilities and obligations under capital lease on the balance sheet approximate fair value because of the limited term of these instruments. The estimated fair value of advances from shareholders and advances to and from related corporation could not be determined as there is no comparable market data.

Credit risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of accounts receivable. The Company performs periodic credit evaluations of the financial condition of its customers. If necessary, allowances are maintained for potential credit losses consistent with the credit risk of specific customers.

As at year-end, four customers accounted for approximately 62% of accounts receivable.

Interest rate risk:

Bank indebtedness bears interest at a variable rate. Consequently, there is risk of cash flow exposure.

Currency risk:

A portion of the Company’s inventory related purchases are denominated in US dollars. Consequently, bank indebtedness, cost of goods sold and accounts payable were exposed to foreign exchange fluctuations.

13.	Comparative Figures

The Company changed its year-end from October 31 to September 30 in the prior year. As a result, prior year’s figures are for an eleven-month period and were neither audited nor reviewed.

Certain prior year’s figures have been reclassified to conform with the current year’s presentation.

DMR FOOD CORPORATION
(o/a Sweet Selections)

Notes to Financial Statements
For the year ended September 30, 2006

14.	Subsequent Event

Subsequent to the year-end, the Company entered into an equipment lease agreement with the Royal Bank totalling $248,880 repayable in blended monthly instalments of $4,148 commencing November 2006 with a purchase of option of $1 at maturity in November 2011.